

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2022

Harry Steck
Chief Executive Officer
Traccom Inc.
P.O. Box 8906
4774 Park Granada, Suite 10
Calabasas, CA 91372

> **Re: Traccom Inc.**
> **Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed June 17, 2022**
> **File No. 024-11448**

Dear Mr. Steck:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A filed June 17, 2022

Independent Accountant Audit Report, page F-3

1. We note that the audit report included on page F-3 of the Post-Qualification Amendment No. 1 to the Offering Statement on Form 1-A only covers the financial statements for the fiscal year ended December 31, 2021 and does not cover the financial statements for the fiscal year ended December 31, 2020. Please revise the Offering Statement to provide audited financial statements for the fiscal year ended December 31, 2020 and a corresponding audit report and auditor consent. Refer to Part F/S (c) of Form 1-A. Additionally, we note that there are multiple footnotes in the financial statements indicating that the financial statements for the year ended December 31, 2020 were provided "for comparative purposes only." Please remove these references throughout the filing.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Lahdan Rahmati, Esq.